November 17, 2006


Elaine M. Brown
Executive Vice President, Chief Financial Officer,
Secretary and Treasurer
Integral Systems, Inc.
5000 Philadelphia Way
Lanham, MD 20706

Dear Ms. Brown:

On behalf of Chartwell Capital Investors II, L.P. ("Chartwell"), I hereby submit the enclosed shareholder proposal (the "Proposal") for inclusion in the Integral Systems, Inc. ("Integral") proxy statement to be circulated by Integral in connection with its next annual meeting of shareholders. The Proposal is submitted under Rule 14a-8 promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934.

Chartwell is the record owner of 514,906 shares (the "Shares") of Integral's common stock, which exceeds both the 1% and $2000 market value thresholds of Rule 14a-8. These Shares have been held continuously for more than one year prior to the date of this letter. Chartwell intends to hold the Shares through the date of Integral's next annual meeting of shareholders. Either the undersigned or a designated representative of Chartwell will present the Proposal for consideration at the next annual meeting of shareholders.

Pursuant to the Proposal attached hereto, Integral's shareholders will vote whether to recommend that Integral's Board of Directors take every necessary step to repeal, as promptly as possible, all amendments to Integral's Bylaws adopted by the Board of Directors on March 16, 2006 and the Articles Supplementary filed by Integral with the Maryland State Department of Assessments and Taxation on March 13, 2006.

If you have any questions or wish to discuss the Proposal, please contact our outside counsel, Elizabeth Noe at (404) 815-2287. Copies of correspondence with or a request for a no-action letter to the SEC with respect to the Proposal should be forwarded to Ms. Noe, Paul, Hastings, Janofsky & Walker, LLP, 600 Peachtree St. N.E., Suite 2400, Atlanta, GA 30308.

Sincerely,




Kenneth Purcell
Chartwell Capital Investors II, L.P.

Proposal
--------

RESOLVED, that the shareholders of Integral Systems, Inc. (the "Company") recommend the Board take every necessary step to repeal, as promptly as possible, all amendments to the Company's Bylaws adopted by the Board on March 16, 2006 and the Articles Supplementary filed by the Company with the Maryland State Department of Assessments and Taxation on March 13, 2006. Furthermore, notwithstanding anything to the contrary in the Company's Bylaws as they existed prior to March 16, 2006, it is recommended that the Board adopt a resolution pursuant to Section 3-802(c) of the MGCL, whereby the Company shall opt out of all provisions of Subtitle 8 of Title 3 of the MGCL, which decision to opt out may not be amended, altered or repealed except by the vote of shareholders.

Supporting Statement
--------------------

The Board, without consulting the Company's shareholders, took two actions during the final weeks of the former CEO's tenure that had the principal effect of entrenching the Board and disenfranchising shareholders. First, the Board adopted Bylaw amendments which severely restrict shareholders' ability to call, and to propose business to be conducted at, special meetings of shareholders. Second, the Board, without consulting shareholders of the Company, elected to subject the Company to Sections 3-803, 3-804 and 3-805 of Subtitle 8 of Title 3 of the Maryland General Corporation Law ("MGCL") by filing an Articles Supplementary with the State of Maryland. Repealing the Articles Supplementary will restore the status quo ante of (i) permitting removal of directors without cause by a vote of the majority of outstanding shares, (ii) subjecting each director to reelection annually by returning the current staggered board structure to a single class, comprised entirely of directors standing for election each year, (iii) permitting shareholders to fill director vacancies and
(iv)   eliminating   further   restrictions  on  calling  special   meetings  of
shareholders.